UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

Amendment No. 3

LCC International, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

501810 10 5

(CUSIP Number)

Anastasia D. Kelly

Executive Vice President and General Counsel

WorldCom, Inc.

22001 Loudoun County Parkway

Ashburn, VA 20147

(703) 886-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 501810 10 5	Schedule 13D	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WorldCom, Inc. 58-1521612

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS 00 (See Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,841,099 (See Item 5) 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 2,841,099 (See Item 5) 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,841,099 shares of Class A Common Stock (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%

14.	TYPE OF REPORTING PERSON CO

CUSIP No. 501810 10 5	Schedule 13D	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MCI WORLDCOM Network Services, Inc. 13-2745892

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS 00 (See Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,841,099 (See Item 5) 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 2,841,099 (See Item 5) 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,841,099 shares of Class A Common Stock (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%

14.	TYPE OF REPORTING PERSON CO

CUSIP No. 501810 10 5	Schedule 13D	Page 4 of 12 Pages

Preliminary Statement

This Amendment No. 3 (the “Amendment”) amends the Schedule 13D filed July 30, 1999, as amended by Amendment No. 1 filed February 14, 2001 and Amendment No. 2 filed March 14, 2003 (the “Schedule 13D”). The cover page, Items 1, 2, 4, 5 and Annexes A and B of the Schedule 13D shall be amended and restated as follows. An additional exhibit is added to Item 7. All other information in the Schedule 13D remains unchanged.

Item 1. Security and Issuer

This Amendment relates to shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of LCC International, Inc. (“LCCI” or the “Company”), a Delaware corporation. The principal executive offices of LCCI are located at 7925 Jones Branch Drive, McLean, VA 22102.

Item 2. Identity and Background

WorldCom, Inc. (“WorldCom”) is a Georgia corporation. The principal business of WorldCom and its subsidiaries is telecommunications. MCI WORLDCOM Network Services, Inc. (f/k/a MCI Telecommunications Corporation) (“Network Services” and, together with WorldCom, the “Reporting Persons”) is a Delaware corporation and is an indirect wholly owned subsidiary of WorldCom.

The principal business and principal office of each Reporting Person are located at 22001 Loudoun County Parkway, Ashburn, Virginia 20147. Certain information pertaining to executive officers and directors of each Reporting Person is set forth in Annexes A and B hereto and incorporated herein by reference.

On June 25, 2002, WorldCom announced that as a result of an internal audit of WorldCom’s capital expenditure accounting, it was determined that certain transfers from line cost expenses to capital accounts in the amount of $3.9 billion during 2001 and the first quarter of 2002 were not made in accordance with generally accepted accounting principles. WorldCom promptly notified its recently engaged external auditors, KPMG LLP (“KPMG”), and has engaged KPMG to undertake a comprehensive audit of WorldCom’s financial statements for 2000, 2001 and 2002.

On August 8, 2002, WorldCom announced that its ongoing internal review of its financial statements discovered an additional $3.8 billion in improperly reported pre-tax earnings for 1999, 2000, 2001 and first quarter 2002. On November 5, 2002, WorldCom announced that it expected a further restatement of earnings in addition to amounts previously announced and that the overall amount of the restatements could total in excess of $9 billion.

A Special Committee of WorldCom’s Board of Directors conducted an independent investigation of these matters with the law firm of Wilmer, Cutler & Pickering, as special counsel and PricewaterhouseCoopers LLP as their financial advisors. The Special Committee’s report was released publicly on June 9, 2003. WorldCom’s accounting practices also are under investigation by the U.S. Attorney’s Office for the Southern District of New York (the “District Court”) and the Examiner appointed by the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), Richard Thornburgh, former Attorney General of the United States. On June 9, 2003, the Examiner released the second Interim Report regarding, among other things, corporate governance matters and past accounting practices. On November 4, 2002, the Examiner released the first Interim Report regarding the Examiner’s preliminary observations.

CUSIP No. 501810 10 5	Schedule 13D	Page 5 of 12 Pages

By order dated June 26, 2002, the Securities and Exchange Commission (“SEC”) required WorldCom to file a sworn statement pursuant to Section 21(a)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) describing in detail the facts and circumstances underlying the events leading to WorldCom’s June 25th announcement. WorldCom filed the sworn statement on July 1, 2002 and filed an amended statement on July 8, 2002.

The SEC filed a civil action against WorldCom in the District Court on June 26, 2002 seeking injunctive relief and damages under various legal theories. On November 26, 2002, WorldCom consented to the entry of a permanent injunction that partially resolved the claims brought in this suit. The injunction enjoins WorldCom, its employees and its agents from violating the antifraud, reporting, and books and records and internal controls provisions of the federal securities laws. The injunction directs WorldCom’s Corporate Monitor, Richard Breeden, to review the adequacy and effectiveness of WorldCom’s corporate governance systems, policies, plans, and practices, requires WorldCom to retain a consultant to review its material internal accounting control structure and policies, obligates WorldCom to provide reasonable training to its senior operational officers and financial reporting personnel to minimize the possibility of future violations, and permits the SEC to seek a civil penalty.

On May 19, 2003, WorldCom announced a proposed settlement with the SEC regarding a civil penalty. Pursuant to the initial proposed settlement, WorldCom would satisfy an SEC civil penalty of $1.51 billion by payment of $500 million upon the effective date of WorldCom’s emergence from Chapter 11 protection. On June 11, 2003, WorldCom consented to the entry of two orders dealing with internal controls and corporate governance issues that modified certain of the ongoing obligations imposed in the permanent injunction entered on November 26, 2002. One of the orders required WorldCom to adopt and implement recommendations to be made in the Corporate Monitor’s report. The Corporate Monitor’s report was released publicly on August 26, 2003.

On July 2, 2003, WorldCom filed documents in the District Court modifying the proposed settlement. Pursuant to the revised proposed settlement, WorldCom will satisfy the SEC civil penalty by paying $500 million upon the effective date of WorldCom’s emergence from Chapter 11 protection and by transfer of common stock in the reorganized company having a value of $250 million. On July 3, 2003, WorldCom filed proposed settlement documents that reflect a technical change that increases the civil penalty from $1.51 billion to $2.25 billion without changing the amount to be paid by WorldCom as described in the preceding sentence. On July 7, 2003, the District Court issued an order approving the proposed settlement. On September 3, 2003, one of the Company’s creditors filed a notice of appeal to this order to the U.S. Court of Appeals for the Second Circuit. On August 6, 2003, the Bankruptcy Court issued an order approving the proposed settlement. On August 18, 2003, certain creditors filed a notice of appeal of the order to the U.S. District Court. The settlement provides that the funds paid and common stock transferred by WorldCom in satisfaction of the SEC’s penalty claim will be distributed pursuant to the Fair Funds provisions of the Sarbanes-Oxley Act of 2002.

On August 27, 2003, the Attorney General of Oklahoma filed a criminal action in Oklahoma County District Court against WorldCom and six former executives of WorldCom alleging 15 criminal violations of the state’s securities laws. On September 11, 2003, WorldCom entered a not guilty plea to these charges.

WorldCom has terminated or accepted the resignations of various financial and accounting personnel, including its then chief financial officer and its corporate controller, and is continuing the process of investigating and restating its financial results for the years 2000-2002. Earlier years also are impacted. The former corporate controller and three accounting personnel have entered into plea agreements with the U.S. Attorney’s Office, and on August 28, 2002, a grand jury returned an indictment charging the former chief financial officer with various securities-related crimes; trial of that case is

CUSIP No. 501810 10 5	Schedule 13D	Page 6 of 12 Pages

currently scheduled for February 2004. On April 16, 2003, a superseding indictment was filed to include additional charges against the former chief financial officer. The U.S. Attorney’s Office has advised WorldCom that its investigation of certain former officers and employees is ongoing.

Except as described above, during the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers of any of the Reporting Persons has had any criminal convictions, and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order prohibiting future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. Depending upon the market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional securities of LCCI in the open market or in private transactions, or may dispose of all or portion of the securities of LCCI that the Reporting Persons own or hereafter may acquire. The Reporting Persons reserve the right to exercise any and all of their respective rights and privileges as security holders of LCCI. The Reporting Persons, however, have no present plans or proposals that would relate to or result in an extraordinary corporate transaction such as a merger, reorganization or liquidation involving LCCI or any of its subsidiaries or a sale or other transfer of a material amount of assets of LCCI or any of its subsidiaries, any material change in the capitalization or dividend policy of LCCI or any other material change in LCCI’s corporate structure or business or the composition of LCCI’s Board of Directors or management.

On September 8, 2003, LCCI filed a registration statement on Form S-1 (the “Registration Statement”) with the SEC for a public offering of 7,000,000 Shares, including 1,420,550 Shares owned by the Reporting Persons. These Shares were included in the Registration Statement upon the exercise by the Reporting Persons of their registration rights with respect to those Shares under the Registration Rights Agreement dated July 25, 1996, among LCCI, RF Investors, L.L.C. and MCI Telecommunications Corporation (now known as MCI WORLDCOM Network Services, Inc.). Subject to market conditions and other factors, the Reporting Persons are exploring opportunities to sell pursuant to the Registration Statement up to 1,420,550 of the Shares they hold. This Schedule 13D does not constitute an offer to sell, or a solicitation of an offer to buy, any such Shares.

Item 5. Interest in Securities of the Issuer

(a) and (b). Under the definition of “beneficial ownership” set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons currently have beneficial ownership of 2,841,099 Shares of LCCI. This amount constitutes approximately 19.3% of the outstanding Shares, based upon a total of 14,707,584 outstanding Shares as of August 31, 2003, as represented by LCCI in the Registration Statement. The percentage ownership of the Reporting Persons changed only as a result of a change in the number of outstanding shares; the Reporting Persons have made no purchases or dispositions of the Shares since the filing of the Schedule 13D.

The Reporting Persons have the sole power to vote and the sole power to dispose such Shares. The filing of this Amendment shall be construed as an admission that the Reporting Persons are the beneficial owners of any Shares other than those discussed in this Item 5.

CUSIP No. 501810 10 5	Schedule 13D	Page 7 of 12 Pages

(c) Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any directors or executive officers of any of the Reporting Persons have engaged in any transaction during the past 60 days in the Shares.

(d) No one else will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from any sale of, the Shares owned by the Reporting Persons.

(e) Not applicable.

Item 7. Exhibits

The following exhibit is added:

Exhibit 5.1	Joint Filing Agreement between WorldCom, Inc. and MCI WORLDCOM Network Services, Inc.

CUSIP No. 501810 10 5	Schedule 13D	Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2003

WORLDCOM, INC.

By:	/S/ ANASTASIA D. KELLY

Name:	Anastasia D. Kelly
Title:	Executive Vice President and General Counsel

MCI WORLDCOM NETWORK SERVICES, INC.

By:	/S/ ANASTASIA D. KELLY

Name:	Anastasia D. Kelly
Title:	Secretary

CUSIP No. 501810 10 5	Schedule 13D	Page 9 of 12 Pages

Annex A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF WORLDCOM, INC.

Directors and Executive Officers of WorldCom, Inc. (“WorldCom”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of WorldCom. The principal address of WorldCom is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment
CYNTHIA K. ANDREOTTI WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Andreotti serves as President, Business Markets of WorldCom.
DENNIS R. BERESFORD J.M. Tull School of Accounting Terry College of Business The University of Georgia Athens, GA 30602 U.S.A.	Mr. Beresford is a director of WorldCom. Mr. Beresford is a Professor of Accounting at the J.M. Tull School of Accounting, Terry College of Business, The University of Georgia.
ROBERT T. BLAKELY WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Blakely serves as Executive Vice President and Chief Financial Officer of WorldCom.
SETH D. BLUMENFELD 2 International Rye Brook, NY 10573 U.S.A.	Mr. Blumenfeld serves as President, WorldCom International of WorldCom.
FRED M. BRIGGS WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Briggs serves as President, Operations and Technology of WorldCom.
MICHAEL D. CAPELLAS WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Capellas serves as Chief Executive Officer and Chairman of the Board of WorldCom.

CUSIP No. 501810 10 5	Schedule 13D	Page 10 of 12 Pages

Name and Current Business Address	Present Principal Occupation or Employment
DANIEL L. CASACCIA WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Casaccia serves as Executive Vice President, Human Resources of WorldCom.
JONATHAN CRANE WorldCom, Inc. 650 Elm Street Manchester, NH 03101 U.S.A.	Mr. Crane serves as Executive Vice President, Strategy and Marketing of WorldCom.
VICTORIA D. HARKER WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Harker serves as Senior Vice President, Finance of WorldCom.
WAYNE E. HUYARD WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Huyard serves as President, Mass Markets of WorldCom.
NICHOLAS deB. KATZENBACH 33 Greenhouse Drive Princeton, NJ 08540 U.S.A.	Mr. Katzenbach is a director of WorldCom. Mr. Katzenbach is a private attorney.
ANASTASIA D. KELLY WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Kelly serves as Executive Vice President and General Counsel of WorldCom.
C.B. ROGERS, JR. Equifax, Inc. 3060 Peachtree Road – Suite 240 Atlanta, GA 30305 U.S.A.	Mr. Rogers is a director of WorldCom. Mr. Rogers formerly served as an executive officer and director of Equifax Inc.
RICHARD R. ROSCITT WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Roscitt is President and Chief Operating Officer of WorldCom.

CUSIP No. 501810 10 5	Schedule 13D	Page 11 of 12 Pages

Name and Current Business Address	Present Principal Occupation or Employment
GRACE CHEN TRENT WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Trent serves as Vice President and Chief of Staff of WorldCom.

CUSIP No. 501810 10 5	Schedule 13D	Page 12 of 12 Pages

Annex B

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MCI

WORLDCOM NETWORK SERVICES, INC.

Directors and Executive Officers of MCI WORLDCOM Network Services, Inc. (“Network Services”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Network Services. The principal address of Network Services is 22001 Loudoun County Parkway, Ashburn, VA 20147, U.S.A. Each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment
MICHAEL D. CAPELLAS WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Capellas serves as President, Chief Executive Officer and sole director of Network Services. Mr. Capellas is the Chief Executive Officer and Chairman of the Board of WorldCom.
ANASTASIA D. KELLY WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Kelly serves as Secretary of Network Services. Ms. Kelly is Executive Vice President and General Counsel of WorldCom.